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                                                                       CONFORMED

                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                        Pursuant to Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934

                          For the month of October 2006

                               BACHOCO INDUSTRIES
                 (Translation of Registrant's name into English)

                          Avenida Tecnologico No. #401
                            38010 Celaya, Guanajuato
                          (Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F [X]  Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes [ ] No [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

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

  UPDATED WITH TABULAR INFORMATION: BACHOCO ANNOUNCES ITS THIRD QUARTER RESULTS

    CELAYA, Mexico, Oct. 23 /PRNewswire-FirstCall/ -- Industrias Bachoco S.A. de C.V. ("Bachoco" or "the Company") (NYSE: IBA; BMV: Bachoco B), Mexico's leading producer and processor of poultry products, today announced its unaudited results for the third quarter ended September 30, 2006. All figures have been prepared in accordance with Mexican GAAP and are stated in constant Mexican pesos as of September 30, 2006.

    Highlights:

     -- During the third quarter the Company achieved sales of Ps. 3,576.2 million;
     -- Gross profit was Ps. 733.8 million for the quarter;
     -- Third quarter operating margin was 6.9%;
     -- EBITDA reached Ps. 377.2 million, representing an EBITDA margin of
        10.5%;
     -- Volume of balanced feed and table eggs sold increased by 33.4% and 4.5%, respectively, compared to third quarter of 2005;
     -- Achieved an EPS of Ps. 0.38 (US $0.41 per ADS) for the third quarter.

    Comments from the CEO:

    Cristobal Mondragon, CEO of Bachoco stated, "The third quarter is historically the weakest of the year for our company, so the results we achieved in this quarter are in line with our expectations.

    "The cost of our main raw materials was stable for most of the quarter with an increase towards the end.

    "In Chicken, we have continued our efforts to better serve all of our distribution channels and are specifically focusing on enhancing the demand of our value-added products, which we believe have significant growth potential within the Mexican poultry industry.

    "Prices of table eggs were strong, increasing 15.6% when compared with third quarter of 2005. These gains also reflect the Company's efforts to be innovative in this business line, and as we launch our enrichment type egg, we expect to quickly position this product with our customers.

    "The company continues to increase its market share in Balance feed where volume sold grew 33.4% versus the same period of last year.

    "On September, 20th, we announced the impact of hurricane Lane on our Northwest complex, located in the state of Sinaloa. As a result of our coordination efforts, we were able to maintain a steady supply to our customers in that region, and we are close the reestablishment of almost all of our production facilities that were affected by the hurricane.

    "The Company's financial profile remains strong, with cash and cash equivalents of Ps. 3,474.3 million, and debt capitalization remains at historically low levels. Our CAPEX continues to be internally financed through our operations."

                           THIRD QUARTER 2006 RESULTS

    Net Sales

    Net sales for the quarter reached Ps. 3,576.2 million, a decrease of 6.7% compared to the Ps. 3,834.3 million reported for the 3Q05. This decline was mainly due to revenue decreases of 12.9% in chicken and 10.5% in swine, which were partially offset by increases of 34.5% in balanced feed and 16.5% in eggs sales.

                                   3Q05         3Q06
     Net Sales by Product Line      %            %
     -------------------------   --------     -------
     CHICKEN                        81.75       76.33
     EGGS                            8.00        9.99
     BALANCED FEED                   6.64        9.58
     SWINE AND OTHER LINES           3.60        4.10
     TOTAL COMPANY                 100.00%     100.00%

    Operating Results

    Bachoco's gross margin was 20.5% in 3Q06, compared to 30.8% in 3Q05, mainly due to 12.0% decrease in the price of chicken and 10.3% in swine price. The Company's operating margin was 6.9%, compared to 18.4% in the same quarter of 2005. EBITDA during the quarter reached Ps. 377.2 million.

    Taxes

    Taxes recognized by the Company during the quarter were Ps. 57.2 million.

    Net Income

    Net income for 3Q06 was Ps. 277.1 million, while Earnings per share reached Ps. 0.38 (US $0.41 per ADS) compared to Ps. 0.90 (US $0.99 per ADS) reported in the same period of 2005.

                           RESULTS BY BUSINESS SEGMENT

    Chicken

    Chicken sales decreased by 12.9% during 3Q06 as a result of a 12.0% decrease in prices and 1.1% decrease in volume compared with 3Q05. The decline in prices was mainly due to more normalized market conditions, while the decrease in volume was due primarily to a reduction in yield as the Company moves to offering more value-added products.

    Table Eggs

    Sales of table eggs increased by 16.5% and volume improved by 4.5% during the 3Q06 as a result of an 11.5% increase in prices when compared to the same quarter in 3Q05. Prices and supply for this segment were more normalized in the market during the quarter.

    Balanced Feed

    Sales of balanced feed increased 34.5% when compared to third quarter of last year, as a result of a 33.4% increase in volume. Balanced feed prices remained similar to the same quarter of 2005.

    Swine and Other Lines

    Volume sold decreased 0.3%, while sales of swine decreased 10.5%. These declines are mainly a result of the 10.3% reduction in prices of swine compared to 3Q05 due to larger supplies in the Mexican market.

                            NINE MONTHS 2006 RESULTS

    Net Sales

    Net sales for the first nine months of 2006 reached Ps. 10,811.9 million, compared to Ps. 11,442.4 million reported for the same period of 2005, representing a decrease of 5.5%. This was mainly due to sales decreases of 9.6% in chicken and 21.8% in swine, which were partially offset by an increase of 27.2% in balanced feed and 2.8% in table eggs sales.

                                 Nine months    Nine months
                                    2005           2006
     Net Sales by Product Line        %              %
     -------------------------   -----------    -----------
     CHICKEN                           80.91          77.41
     EGGS                               8.42           9.16
     BALANCED FEED                      6.76           9.09
     SWINE AND OTHER LINES              3.91           4.34
     TOTAL COMPANY                    100.00%        100.00%

    Operating Results

    Bachoco's gross margin reached 21.0% during the first nine months of 2006, lower than the 30.8% gross margin reported in the same period of 2005. The decrease was primarily due to a reduction in sales and price of sales for the Company's main product lines, and a 7.8% increase in cost of sales. Bachoco's operating margin was 7.6%, compared with the 18.7% operating margin reached in the same period of 2005. EBITDA during this period reached Ps. 1,205.7 million.

    Taxes

    The taxes recognized by the Company during the first half of the year were Ps. 206.0 million.

    Net Income

    Net income for the nine-month period ended September 30, 2006, was Ps. 770.6 million. Earnings per share reached Ps. 1.29, (U.S. $1.41 per ADS), compared to Ps. 2.94 (U.S. $3.21 per ADS) reported for the same period of 2005.

    Balance Sheet

    The Company maintained a healthy financial structure at the end of the third quarter of 2006. Liquidity remained solid with cash and cash equivalents of Ps. 3,474.3 million as of September 30, 2006. Debt was Ps. 120.7 million as of September 30, 2006.

    Capex during the nine-month period was Ps. 590.5 million, financed entirely through resources generated by the operations.

    Company Description

    Industrias Bachoco S.A. de C.V. -- also referred to in this report as Bachoco or the Company-was founded by the Robinson Bours family in 1952, in the state of Sonora. Since then, it has grown into the largest poultry company in Mexico, with over 700 production and distribution facilities currently organized in seven complexes throughout the country. Bachoco's main business lines are: chicken, eggs, swine, and the Company also is an important player in the balanced feed industry in Mexico. The Company's headquarters are based in the city of Celaya, Guanajuato, located in Mexico's central region.

    Industrias Bachoco made an initial public stock offering in September, 1997. Its securities are listed and traded on the Mexican Stock Exchange (Bolsa Mexicana de Valores or BMV) under the ticker symbol BACHOCOB, and on the New York Stock Exchange (NYSE) under the ticker symbol IBA.

    The Company posted net sales of $1.36 billion USD for 2005 divided among the Company's four main product lines as follows: 80.1% chicken and chicken-related products, 8.7% table eggs, 7.2% balanced feed, and 4.0% swine and other lines.

    For more information, please visit Bachoco's website at http://www.bachoco.com.mx.

    This press release contains certain forward-looking statements that are subject to a number of uncertainties, assumptions and risk factors that may influence its accuracy. Actual results may differ. Factors that could cause these projections to differ, include, but are not limited to: supply and demand, industry competition, environmental risks, economic and financial market conditions in Mexico and operating cost estimates. For more information regarding Bachoco and its outlook, please contact the Company's Investor Relations Department.

                INDUSTRIAS BACHOCO, S.A. DE C.V. AND SUBSIDIARIES
                   Condensed Consolidated Statements of Income
              (millions of constant pesos as of September 30, 2006,
              and millions of U.S. dollars, except per share data)

                                                           Third Quarter
                                           --------------------------------------------
                                              Sept 30         Sept 30        Sept 30
                                              2006(1)          2006            2005
                                           ------------    ------------    ------------
Net Sales                                  US       326    Ps     3,576    Ps     3,834
Cost of Sales                                       259           2,842           2,653
Gross Profit                                         67             734           1,181
Selling, general and
 administrative expenses                             44             486             475
Operating Income                                     23             248             706
Comprehensive Financing Cost
 (Income)
Interest Expense (Income)                             1               8              25
Foreign Exchange Loss (Gain)                         (4)            (46)            (35)
Gain from Monetary Position                           3              34              17
Total Comprehensive Financing
 Cost (Income)                                       (0)             (4)              7
Other Income Net                                      0               4              (8)
Income before Provisions for Income
 Tax, Employee Profit Sharing
 and Minority Interest                               23             256             691

Provisions for:
 Income Tax, Asset Tax and
  Employee Profit Sharing                            (2)            (20)           (123)
 Deferred Income Taxes                               (3)            (36)             (0)
Income before Minority Interest                      18             199             568
Minority Interest                                    (0)             (1)             (0)
Net Income                                           18             198             567
Effects of Bulletin E-1                               3              29             (25)
Net income after Bulletin e-1                        21             227             542

Weighted Average Units
 Outstanding (Thousand)                         599,704         599,704         599,990
Net Income per Share                               0.41            0.38            0.90
Dividend per Share                                   --              --              --

                                                          Nine Months
                                            --------------------------------------
                                              Sept 30       Sept 30       Sept 30
                                              2006(1)        2006          2005
                                            ----------    ----------    ----------
Net Sales                                   US     985    Ps  10,812    Ps  11,442
Cost of Sales                                      778         8,537         7,922
Gross Profit                                       207         2,275         3,520
Selling, general and
 administrative expenses                           132         1,452         1,384
Operating Income                                    75           823         2,137
Comprehensive Financing Cost (Income)
Interest Expense (Income)                           (4)          (48)           87
Foreign Exchange Loss (Gain)                       (11)         (118)         (131)
Gain from Monetary Position                          4            46            26
Total Comprehensive Financing
 Cost (Income)                                     (11)         (120)          (17)
Other Income Net                                     3            36           (25)
Income before Provisions for Income
 Tax, Employee Profit Sharing and
 Minority Interest                                  89           979         2,129

Provisions for:
 Income Tax, Asset Tax and Employee
  Profit Sharing                                   (15)         (170)         (295)
 Deferred Income Taxes                              (3)          (33)          (73)
Income before Minority Interest                     71           776         1,762
Minority Interest                                   (0)           (2)           (1)
Net Income                                          71           774         1,761
Effects of Bulletin E-1                             (0)           (4)            3
Net income after Bulletin e-1                       70           771         1,763

Weighted Average Units
 Outstanding (Thousand)                        599,427       599,427       599,900
Net Income per Share                              1.41          1.29          2.94
Dividend per Share                                0.05          0.60          0.42

(1) Peso amounts have been translated in to U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 10.9775 per U.S. dollar, the noon buying rate at September 29, 2006.

                INDUSTRIAS BACHOCO, S.A. DE C.V. AND SUBSIDIARIES
                      Condensed Consolidated Balance Sheets
              (millions of constant pesos as of September 30, 2006,
                          and millions of U.S. dollars)

                                              Sept 30       Sept 30       Dec 30
                                              2006(1)         2006         2005
                                            ----------    ----------    ----------
ASSETS
Current Assets:
 Cash and Cash Equivalents                  US     316    Ps   3,474    Ps   3,246
 Accounts Receivable less Allowance
  for Doubtful Accounts                             41           455           486
 Inventories                                       237         2,607         1,849
 Other Current Assets                               26           285           374
Total Current Assets                               621         6,822         5,955
 Net Property, Plant and Equipment                 829         9,099         9,395
 Other Non Current Assets                           35           382           339
Total Non Current Assets                           864         9,482         9,734
TOTAL ASSETS                                     1,485        16,304        15,689

LIABILITIES
Current Liabilities:
 Notes Payable to Banks                              8            86            95
 Trade Accounts Payable                             56           609           449
 Other Accrued Liabilities                          44           480           454
Total Current Liabilities                          107         1,176           998
Long-Term Debt                                       3            34            53
Labor Obligations                                    6            70            86
Deferred Income Taxes and Others                   161         1,772         1,736
Total Long-Term Liabilities                        171         1,877         1,876
TOTAL LIABILITIES                                  278         3,052         2,874

STOCKHOLDERS' EQUITY
 Capital stock                                     196         2,148         2,178
Premium in Public Offering of Shares                57           626           689
 Retained Earnings                               1,307        14,352        12,900
 Net Income for the Year                            70           771         1,811
 Deficit from Restatement of
  Stockholders' Equity                            (326)       (3,577)       (3,612)
Reserve for Repurchase of Shares                    21           231           151
 Minimum Seniority Premium
  Liability Adjustment                              --            --            (3)
 Effect of Deferred Income Taxes                  (122)       (1,343)       (1,343)
Total Majority Stockholder's Equity              1,203        13,208        12,771
Minority Interest                                    4            43            44
TOTAL STOCKHOLDERS' EQUITY                       1,207        13,251        12,815

TOTAL LIABILITIES AND STOCKHOLDERS'
 EQUITY                                          1,485        16,304        15,689

(1) Peso amounts have been translated in to U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 10.9775 per U.S. dollar, the noon buying rate at September 29, 2006.

                INDUSTRIAS BACHOCO, S.A. DE C.V. AND SUBSIDIARIES
       Condensed Consolidated Statements of Changes in Financial Position
              (millions of constant pesos as of September 30, 2006,
                          and millions of U.S. dollars)

                                              Sept 30       Sept 30       Sept 30
                                              2006(1)        2006          2005
                                            ----------    ----------    ----------
Operating Activities:
 Net Income                                 US$     70    Ps.    772    Ps.  1,764
 Adjustments to Reconcile Net
  Income to Resources
Provided by Operating Activities:
Depreciation and Others                             35           381           348
Changes in Operating Assets and
 Liabilities                                         1            16           (77)
Deferred Income Taxes                                3            36           143
Resources Provided by Operating
 Activities                                        110         1,205         2,178

Financing Activities:
 Increase of Capital Stock                           0             0             0
 Proceeds from Long-Term Debt                       --            --            (0)
 Proceeds from Short-Term Debt                       4            43           128
 Repayment of Long-Term Debt
  and Notes Payable                                 (6)          (70)         (195)
 Decrease in Long-Term Debt in
  Constant Pesos                                    --            --            --
 Cash Dividends Paid                               (33)         (359)         (250)
Resources Provided by (Used in)
 Financing Activities                              (35)         (386)         (317)

Investing Activities:
 Acquisition of Property, Plant
  and Equipment                                    (51)         (563)         (569)
 Minority Interest                                  (0)           (1)           (0)
 Others                                             (2)          (27)          (47)
Resources Used in Investing Activities             (54)         (590)         (616)

Net (Decrease) Increase in Cash and
 Cash Equivalents                                   21           228         1,245

Cash and Cash Equivalents at Beginning
 of Period                                         296         3,246         2,476

Cash and Cash Equivalents at End
 of Period                                  US$    316    Ps.  3,474    Ps.  3,721

(1) Peso amounts have been translated in to U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 10.9775 per U.S. dollar, the noon buying rate at September 29, 2006.

SOURCE  Industrias Bachoco, S.A. de C.V.
    -0-                             10/23/2006
    /CONTACT: Investor Relations, Daniel Salazar F., CFO, or Claudia Cabrera, IRO, +011-52-461-61-835-55, or inversionistas@bachoco.net, or, in New York, Lauren Puffer, +1-646-284-9404, Fax: +1-646-284-9494, or lpuffer@hfgcg.com, all for Industrias Bachoco, S.A. de C.V./
    /Web site:  http://www.bachoco.com.mx /

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               Industrias Bachoco, S.A. de C.V.
                                               (Registrant)


Date: October 23, 2006                         By /s/ Daniel Salazar Ferrer, CFO
                                                  ------------------------------
                                                  Daniel Salazar Ferrer, CFO